EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports solid third quarter 2024 operating and financial results
Southeast Gateway makes significant progress toward completion with estimated capital expenditures 11 per cent lower to US$3.9 to US$4.1 billion
Overall net capital expenditure outlook for 2024 revised eight per cent lower to $7.4 to $7.7 billion reflecting project execution and optimization

CALGARY, Alberta – November 7, 2024 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its third quarter results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, “Following strong asset performance driven by our focus on safety and operational excellence and reflecting the increase in segmented earnings during the first nine months of 2024, we now expect comparable EBITDA1 to be at the upper end of our 2024 outlook.” Poirier continued, “Our Southeast Gateway pipeline project in Mexico is making significant progress toward commercial in-service no later than mid-next year and we now expect capital expenditures associated with the project to be between US$3.9 to US$4.1 billion, approximately 11 per cent (mid-point) below the original cost estimate of US$4.5 billion. Reflecting strong project execution, we anticipate overall net 2024 capital expenditures to be approximately eight per cent (mid-point) lower, at $7.4 to $7.7 billion, further enhancing our financial strength and flexibility."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Third quarter 2024 financial results:
◦Comparable earnings1 of $1.1 billion or $1.03 per common share compared to $1.0 billion or $1.00 per common share in 2023 and net income attributable to common shares of $1.5 billion or $1.40 per common share compared to net loss attributable to common shares of $0.2 billion or net loss per common share of $0.19 in third quarter 2023
◦Comparable EBITDA of $2.8 billion compared to $2.6 billion in 2023 and segmented earnings of $2.6 billion compared to $0.6 billion in third quarter 2023
•2024 comparable EBITDA at upper end of outlook and capital expenditures lower:
◦Comparable EBITDA is expected to be at the upper end of our $11.2 to $11.5 billion2 range, which on a TC Energy post-spinoff basis (excluding Liquids Pipelines contribution in 2024) equates to a range of $9.9 to $10.1 billion
◦Comparable earnings per common share remains consistent with our 2023 Annual Report
◦Capital expenditures are anticipated to be $8.1 to $8.4 billion on a gross basis, or $7.4 to $7.7 billion on a net basis after considering non-controlling interests, versus previous outlook of $8.5 to $9.0 billion or $8.0 to $8.5 billion, respectively.
•Completed the successful spinoff of the Liquids Pipelines business (the spinoff Transaction) on October 1, 2024
◦Reduced outstanding long-term debt by approximately $7.6 billion in October 2024 utilizing proceeds from South Bow Corporation debt issuance and other sources
•Reduced Southeast Gateway pipeline project capital cost estimate to a range of US$3.9 to US$4.1 billion, down from the original estimate of US$4.5 billion with the project tracking towards commercial in-service no later than mid-2025
•Received CER approval for the NGTL System five-year negotiated revenue requirement settlement which commences on January 1, 2025
•Filed a Section 4 Rate Case with FERC on Columbia Gas requesting an increase to the maximum transportation rates, expected to become effective April 1, 2025, subject to refund
1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this news release.
2 Prior to the impact of the Liquids Pipelines business spinoff.

•Completed approximately $1.6 billion of asset divestitures year-to-date including Portland Natural Gas Transmission System (PNGTS) for pre-tax proceeds of approximately $1.1 billion (US$0.8 billion), which includes the assumption by the purchaser of US$250 million of senior notes outstanding at PNGTS and the CFE’s equity injection of US$340 million as well as non-cash consideration for a 13.01 per cent equity interest in TGNH
•Declared a quarterly dividend of $0.8225 per common share for the quarter ending December 31, 2024 which reflects TC Energy's proportionate allocation following the spinoff Transaction.

	three months ended September 30		nine months ended September 30
(millions of $, except per share amounts)	2024	2023	2024	2023

Income
Net income (loss) attributable to common shares	1,457	(197)	3,623	1,366
per common share – basic	$1.40	($0.19)	$3.49	$1.33

Segmented earnings (losses)
Canadian Natural Gas Pipelines	495	(799)	1,510	(782)
U.S. Natural Gas Pipelines	1,330	782	3,135	2,576
Mexico Natural Gas Pipelines	237	210	715	646
Liquids Pipelines	240	253	826	702
Power and Energy Solutions	354	234	826	741
Corporate	(37)	(36)	(121)	(74)
Total segmented earnings (losses)	2,619	644	6,891	3,809

Comparable EBITDA
Canadian Natural Gas Pipelines	845	781	2,537	2,301
U.S. Natural Gas Pipelines	1,002	968	3,311	3,160
Mexico Natural Gas Pipelines	265	232	765	597
Liquids Pipelines	360	398	1,095	1,078
Power and Energy Solutions	326	256	873	754
Corporate	(7)	(3)	(6)	(9)
Comparable EBITDA	2,791	2,632	8,575	7,881
Depreciation and amortization	(713)	(690)	(2,149)	(2,061)
Interest expense included in comparable earnings	(836)	(865)	(2,516)	(2,413)
Allowance for funds used during construction	210	164	551	443
Foreign exchange gains (losses), net included in comparable earnings	(33)	(25)	(41)	78
Interest income and other included in comparable earnings	61	63	207	157
Income tax (expense) recovery included in comparable earnings	(235)	(220)	(758)	(749)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(145)	(1)	(457)	(18)
Preferred share dividends	(26)	(23)	(76)	(69)
Comparable earnings	1,074	1,035	3,336	3,249
Comparable earnings per common share	$1.03	$1.00	$3.21	$3.16

Cash flows
Net cash provided by operations	1,915	1,824	5,612	5,408
Comparable funds generated from operations[i]	1,915	1,755	6,225	5,575
Capital spendingii	2,109	3,289	5,597	9,313
Acquisitions, net of cash acquired	—	—	—	(302)

Dividends declared
per common share	$0.96	$0.93	$2.88	$2.79

Basic common shares outstanding (millions)
– weighted average for the period	1,038	1,035	1,038	1,028
– issued and outstanding at end of period	1,038	1,037	1,038	1,037
i    Comparable funds generated from operations is a non-GAAP measure used throughout this release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable in similar measures presented by other companies. The most directly comparable GAAP measure is Net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP Measures section of this release.
ii    Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. Refer to Note 4, Segmented information, of our Condensed consolidated financial statements for additional information.

CEO Message
Underpinned by wide-scale electrification, demand for natural gas and reliable power generation continues to reach record highs. Our forecast highlights North America’s natural gas demand increasing by approximately 40 Bcf/d through 2035, largely driven by LNG and power generation demand growth in the critical markets our assets serve. We believe that the strength of our base business combined with the vast opportunity set and disciplined capital allocation will allow us to deliver solid growth, low-risk, repeatable performance, well into the future. Our continued focus on a clear set of priorities for 2024, including safety, operational excellence and project execution has delivered strong operational and financial results. For the first nine months of 2024, comparable EBITDA increased approximately nine per cent, and segmented earnings increased approximately 81 per cent compared to the first nine months of 2023.
We have made continued progress towards our 2024 priorities including significant milestones on the Southeast Gateway pipeline project, executing our plan towards achieving 4.75 times debt-to-EBITDA3 by year end and continuing to enhance the value of our assets through successfully completing the spinoff of our Liquids Pipelines business into a separate, publicly traded entity, South Bow Corporation. Reflecting strong year-to-date performance and an increase in segmented earnings, we now expect 2024 comparable EBITDA1 to be at the upper end of our $11.2 to $11.5 billion range which on a TC Energy post-spinoff basis (excluding Liquids Pipelines contribution in 2024) equates to a range of $9.9 to $10.1 billion. Further, we expect our 2024 net capital expenditures to be approximately $7.4 to $7.7 billion versus our previous outlook of $8.0 to $8.5 billion after considering capital expenditures attributable to non-controlling interests.
Operational highlights include:
•Canada Natural Gas Pipelines deliveries averaged 22.2 Bcf/d, up two per cent compared to third quarter 2023
◦Total NGTL System receipts averaged 13.9 Bcf/d, comparable to third quarter 2023
◦Canadian Natural Gas Pipelines set an all-time power delivery record of 1.4 Bcf on July 15, 2024
•U.S. Natural Gas Pipelines daily average flows were 25.9 Bcf/d, up three per cent compared to third quarter 2023
◦U.S. Natural Gas Pipelines set quarterly average delivery records to power generators at 3.8 Bcf/d and continued high deliveries to LNG facilities of 3.2 Bcf/d
•Mexico Natural Gas Pipelines flows averaged 3.2 Bcf/d
◦Began deliveries to LNG facilities this quarter
•The Keystone Pipeline System achieved 95 per cent operational reliability in the third quarter 2024
•Bruce Power achieved 98 per cent availability in third quarter 2024
•Cogeneration power plant fleet achieved 85 per cent availability in third quarter 2024, taking into account a planned outage at MacKay River Cogeneration Plant.
Our continued focus on project execution is delivering meaningful results. Southeast Gateway continues to make significant progress, achieving mechanical completion of all major onshore facilities, including the onshore pipeline, both compressor stations, a delivery meter station at Paraiso and hydrotesting of approximately 500 km of offshore pipeline. The remaining shallow water pipe installation is targeted for fourth quarter 2024 and we remain on track to achieve commercial in-service no later than mid-2025. Given our strong project execution, capital expenditures for the project are now expected to be US$3.9 to US$4.1 billion relative to the initial cost estimate of US$4.5 billion. The Bruce Power Unit 3 Major Component Replacement (MCR) program continues to advance on plan for both cost and schedule and the Unit 4 MCR is expected to begin in early-2025. Year-to-date, $1.2 billion of natural gas capacity projects have been placed in service and we continue to expect approximately $7 billion of projects to be placed into service in 2024 and approximately $8.5 billion of projects in 2025, including the Southeast Gateway pipeline project.

3 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP measures of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

With continued strong performance, revised lower capital expenditures outlook, synergies realized through efficiency and integration measures, and an approximate $7.6 billion reduction in long-term debt with the proceeds from $1.6 billion of asset sales transacted and the debt issuance by South Bow Corporation along with other sources, we are on track towards our year end debt-to-EBITDA target of 4.75 times. Further, we remain committed to staying within our $6 to $7 billion annual net capital expenditure limit, with a bias to the lower end, in 2025 and beyond. This will allow TC Energy to continue to organically grow comparable EBITDA to support our three to five per cent dividend growth target and further reduce leverage over time.
TC Energy’s pure-play natural gas and power infrastructure assets are strategically positioned to capture opportunities supported by strong secular demand trends that provide high-quality investment visibility through the end of the decade. Our continental footprint and disciplined capital allocation means we will have the ability to evaluate a vast opportunity set and select those projects that deliver the highest value.
Teleconference and Webcast
We will hold a teleconference and webcast on Thursday, November 7, 2024 at 6:30 a.m. (MST) / 8:30 a.m. (EST) to discuss our third quarter 2024 financial results and Company developments. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-844-763-8274 (Canada/U.S.) or 1-647-484-8814 (International). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/13687. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on November 14, 2024. Please call 1-855-669-9658 (Canada/U.S.) or 1-412-317-0088 (International) and enter passcode 8801413#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at www.TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements on the progress of Coastal GasLink and Southeast Gateway, including mechanical completion, offshore installations and landfall construction and in-service dates and related expected capital expenditures, expected comparable EBITDA and comparable earnings per common share and targeted debt-to-EBITDA leverage metrics for 2024, and the sources thereof, expectations with respect to the Cedar Link project, including the financing thereof, expectations with respect to Bruce Power, expected approximate value of projects to be placed in-service in 2024 and 2025, expectations with respect to our strategic priorities, including our multi-year growth plan for the NGTL System, and the execution thereof, our sustainability commitments, expectations with respect to our asset divestiture program and our expected net capital expenditures, including timing. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2023 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability and our GHG Emissions Reduction Plan which are available on our website at www.TCEnergy.com.
Non-GAAP Measures
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share, comparable funds generated from operations and net capital expenditures. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.

With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2022 and 2023.
Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDAi.

	year ended December 31
(millions of Canadian $)	2023	2022

Reported total debt	63,201	58,300
Management adjustments:
Debt treatment of preferred sharesii	1,250	1,250
Equity treatment of junior subordinated notesiii	(5,144)	(5,248)
Cash and cash equivalents	(3,678)	(620)
Operating lease liabilities	459	433
Adjusted debt	56,088	54,115

Comparable EBITDAiv	10,988	9,901
Operating lease cost	118	106
Distributions received in excess of (income) loss from equity investments	(123)	(29)
Adjusted Comparable EBITDA	10,983	9,978

Adjusted Debt/Adjusted Comparable EBITDA[i]	5.1	5.4
i    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
ii    50 per cent debt treatment on $2.5 billion of preferred shares as of December 31, 2023.
iii    50 per cent equity treatment on $10.3 billion of junior subordinated notes as of December 31, 2023. U.S. dollar-denominated notes translated at         December 31, 2023, U.S./Canada foreign exchange rate of 1.32.
iv    Comparable EBITDA is a non-GAAP financial measure. See the Forward-looking information and Non-GAAP measures sections for more information.

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403.920.7911 or 800.361.6522